SUPPLEMENT TO THE
MANAGEMENT INFORMATION CIRCULAR
FOR
THE SPECIAL MEETING OF SHAREHOLDERS
OF TRIZEC CANADA INC.
TO BE HELD ON
SEPTEMBER 12, 2006
ARRANGEMENT INVOLVING
TRIZEC CANADA INC. AND
ITS SHAREHOLDERS
AUGUST 31, 2006

BCE Place, 181 Bay Street Suite 3820, Box 800 Toronto, Ontario, Canada M5J 2T3 Tel: 416 682 8600 Fax: 416 364 5491
August 31, 2006
Dear Trizec Canada Shareholder,
      As you know, a special meeting of the shareholders of Trizec Canada Inc. (“Trizec Canada”) will be held on September 12, 2006 at 11:00 a.m. (Toronto time) at The Design Exchange, Patty Watt Room, 234 Bay Street, Toronto, Ontario. The meeting has been called to seek your approval for a proposed arrangement under the Canada Business Corporations Act involving Trizec Canada, its shareholders and an affiliate of Brookfield Properties Corporation.
      If the arrangement is completed, all holders of multiple voting shares and subordinate voting shares of Trizec Canada depositing such shares pursuant to the arrangement will dispose of such shares to Trizec Canada or an affiliate of Brookfield Properties Corporation (including additional subordinate voting shares to be issued under the arrangement) for US$30.97 in cash, plus an additional cash amount representing a pro rata portion of any unpaid regular quarterly dividend, per Trizec Canada share outstanding immediately before the arrangement, as more fully described in the management information circular of Trizec Canada dated August 8, 2006 relating to the proposed arrangement (the “Circular”), which was mailed by Trizec Canada to its shareholders on August 15, 2006.
      The attached supplement to the Circular (the “Information Supplement”) contains a description of certain modifications to the agreement and plan of merger and arrangement agreement referred to in the Circular and certain additional information supplementing the Circular. Shareholders are urged to read this Information Supplement carefully together with the Circular and related documents as they contain a description of the proposed arrangement, the related transactions, certain tax elections available to eligible shareholders and other important information to be considered in connection with the proposed arrangement.
      The additional information contained in this Information Supplement is being provided in connection with the entering into by Trizec Properties, Inc. (“Trizec Properties”) of a memorandum of understanding regarding the settlement of two putative stockholder class action lawsuits filed against Trizec Properties and each of its directors. Trizec Canada is not a defendant in the lawsuits and is not a party to the memorandum of understanding relating to such settlement. The settlement will not affect the amount of the arrangement consideration to be paid to Trizec Canada’s shareholders or the amount of the merger consideration to be paid to Trizec Properties’ stockholders. The lawsuits against Trizec Properties and its directors and the memorandum of understanding are described more fully in this Information Supplement.
      Based on various factors, the Trizec Canada Board of Directors has concluded that the arrangement is fair to Trizec Canada’s shareholders and in the best interests of Trizec Canada. Accordingly, the Trizec Canada Board of Directors recommends that Trizec Canada’s shareholders vote FOR the resolution approving the arrangement.
      Once again, on behalf of the Trizec Canada Board of Directors, we would like to take this opportunity to thank you for the support you have shown as shareholders of Trizec Canada.
Yours very truly,

Peter Munk	Robert B. Wickham
Chairman and Chief Executive Officer	President

BCE Place, 181 Bay Street Suite 3820, Box 800 Toronto, Ontario, Canada M5J 2T3 Tel: 416 682 8600 Fax: 416 364 5491
SUPPLEMENT TO THE MANAGEMENT INFORMATION CIRCULAR
INTRODUCTION
      This Information Supplement should be read in conjunction with, and as supplementary to, the Circular mailed by Trizec Canada to its shareholders in connection with the proposed arrangement under the Canada Business Corporations Act involving Trizec Canada, its shareholders and an affiliate of Brookfield Properties Corporation. All capitalized terms used in this Information Supplement and not otherwise defined herein have the respective meanings given to them in the Circular. All dollar amounts referred to herein are in US dollars unless otherwise indicated. To the extent that information in this Information Supplement differs from, updates or conflicts with information contained in the Circular, the information in this Information Supplement is more current and supersedes the information in the Circular.
      This Information Supplement includes a description of certain modifications to the Merger and Arrangement Agreement and the Circular and is being provided in connection with the entering into by Trizec Properties of a memorandum of understanding regarding the settlement of two putative stockholder class action lawsuits filed against Trizec Properties and each of its directors. Trizec Canada is not a defendant in the lawsuits and is not a party to the memorandum of understanding relating to such settlement. The lawsuits and the memorandum of understanding are described more fully below.
      Only Trizec Canada Shareholders of record at the close of business on August 3, 2006, the record date for the Meeting, will be entitled to notice of, and to vote at, the Meeting and any postponement(s) or adjournment(s) thereof. Whether or not you intend to attend the Meeting, you are requested, unless you have already delivered such documents, to complete and execute the enclosed form of proxy and the Letter of Transmittal previously provided to you in accordance with the instructions set out therein and in the Circular and return each of the form of proxy and Letter of Transmittal, duly completed and executed, in the appropriate envelope provided for that purpose. To ensure effectiveness, proxies must be validly executed (if a shareholder is not an individual, it must have the proxy executed by a duly authorized officer or properly appointed attorney) and must be received by mail addressed to CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by hand delivery to CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario M5H 4A6 or by fax to CIBC Mellon Trust Company at (416) 368-2502 or 1-800-781-3111, in each case prior to 5:00 p.m. (Toronto time) on Friday, September 8, 2006 or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened. If you have any questions or need assistance regarding the completion and delivery of your form of proxy or Letter of Transmittal, please call our proxy solicitor, Kingsdale Shareholder Services Inc., toll-free at 1-866-381-4104.
      If you have already submitted a proxy, you do not need to submit a new proxy. You may revoke a previously granted proxy by depositing an instrument in writing executed by you or your attorney authorized in writing (i) at the executive offices of Trizec Canada at any time up to and including the last business day preceding the date of the Meeting, or any postponement(s) or adjournment(s) thereof, or (ii) with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting or any postponement(s) or adjournment(s) thereof. Attendance at the Meeting in itself will not constitute revocation of a previously granted proxy. If you hold shares of Trizec Canada through a broker, investment dealer, bank, trust company or other intermediary, you should contact such intermediary for instructions and assistance in voting your shares at the Meeting.
      In order to be eligible to receive the Arrangement Consideration, Trizec Canada Shareholders are required to deposit the certificates representing the Trizec Canada Shares held by them with the Depositary in accordance with the instructions in the Letter of Transmittal. An Eligible Person may elect in the Letter of Transmittal to dispose of Trizec Canada Shares to Trizec Canada under the Arrangement if it returns to the Depositary a properly completed and signed Letter of Transmittal reflecting its election, together with accompanying share certificates and all other required documents, no later than 5:00 p.m. (Toronto time) on September 29, 2006. Trizec Canada Shareholders should carefully review the provisions of the Circular concerning income tax matters to determine whether they should make this election, and should consult their own tax advisors in this regard. To ensure an election is effective, electing Trizec Canada Shareholders must return their Letter of Transmittal by September 29, 2006. Trizec Canada Shareholders who do not return a properly completed and signed Letter of Transmittal reflecting such election, together with accompanying share certificates and all other required documents, by such date will not be treated as Certifying Shareholders under the Arrangement.
LITIGATION AGAINST TRIZEC PROPERTIES RELATING
TO THE TRIZEC PROPERTIES MERGER
      On June 6, 2006, two substantially identical purported stockholder lawsuits related to the Merger and Arrangement Agreement were filed in the Circuit Court of Cook County, Illinois, Doris Staehr v. Trizec Properties, et al. (Case No. 06CH11226) and Hubert Van Gent v. Trizec Properties, et al. (Case No. 06CH11571), naming Trizec Properties and each of its directors as defendants. The lawsuits alleged, among other things, that Trizec Properties’ directors were conflicted, unjustly enriched, engaged in self-dealing and violated their fiduciary duties to Trizec Properties’ stockholders in approving the Trizec Properties Merger, the Merger and Arrangement Agreement and the other transactions contemplated by the Merger and Arrangement Agreement. Trizec Canada is not a party to the lawsuits.
      The lawsuits sought to enjoin the completion of the Trizec Properties Merger and related transactions. Additionally, among other things, the lawsuits sought class action status, rescission of, to the extent already implemented, the Trizec Properties Merger, the Trizec Canada Support Agreement and the termination fees and costs and disbursements incurred in connection with the lawsuits, including attorneys’ and experts’ fees.
      On August 30, 2006, Trizec Properties and the other defendants to the lawsuits entered into a memorandum of understanding with the plaintiffs regarding the settlement of both lawsuits. In connection with the settlement, Trizec Properties agreed to make certain modifications to the Merger and Arrangement Agreement and to make certain additional disclosures to its stockholders. Subject to the completion of certain confirmatory discovery by counsel to the plaintiffs, the memorandum of understanding contemplates that the parties thereto will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval following notice by Trizec Properties to its stockholders and consummation of the Mergers. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the court will consider the fairness, reasonableness and adequacy of the settlement which, if finally approved by the court, will resolve all of the claims that were or could have been brought in the actions being settled, including all claims relating to the Trizec Properties Merger, the Merger and Arrangement Agreement and any disclosure made in connection therewith. In addition, in connection with the settlement, the parties contemplate that plaintiffs’ counsel will petition the court for an award of attorneys’ fees and expenses to be paid by Trizec Properties. As part of the proposed settlement, Trizec Properties has agreed to pay $950,000 to the plaintiffs’ counsel for their fees and expenses, subject to approval by the court. Trizec Canada is not a party to the proposed settlement. There can be no assurance that the parties to the memorandum of understanding will ultimately enter into a stipulation of settlement or that the court will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated.
      The settlement will not affect the Arrangement Consideration to be received by Trizec Canada Shareholders pursuant to the Arrangement or the consideration to be received by Trizec Properties’ stockholders in connection with the Trizec Properties Merger.
      Trizec Properties and the other defendants to the lawsuits vigorously deny all liability with respect to the facts and claims alleged in the lawsuits, and specifically deny that any modifications to the Merger and Arrangement Agreement or any further supplemental disclosure was required under any applicable rule, statute, regulation or law. However, to avoid the risk of delaying or otherwise imperiling the Trizec Properties Merger and related transactions, to minimize the expense of defending the lawsuits and to provide information to its stockholders at a time and in a manner that would not cause any delay of the Trizec Properties Merger, Trizec Properties and its directors agreed to the settlement described above. Trizec Properties and the other defendants further considered it desirable that the lawsuits be settled to avoid the substantial burden, expense, risk, inconvenience and distraction of continued litigation and to fully and finally resolve the settled claims.

      While Trizec Canada is not a party to the lawsuits and the memorandum of settlement described above, the Trizec Canada Board has determined that it is appropriate to amend the Merger and Arrangement Agreement to reflect the proposed settlement, and to provide additional information to Trizec Canada Shareholders in connection with such amendments pursuant to this Information Supplement.
AMENDMENTS TO THE MERGER AND ARRANGEMENT AGREEMENT
      In connection with the settlement of the lawsuits, Trizec Properties and Trizec Operating Company have agreed with the Buyer Parties and Trizec Canada to modify the Merger and Arrangement Agreement, a copy of which is set out as Annex D to the Circular, to reflect the amendments described below.

•	Section 8.04(a) of the Merger and Arrangement Agreement is amended as follows (new text is underlined and deleted text is stricken through):

“During the term of this Agreement, none of the Trizec Parties, any Trizec Subsidiary, TZ Canada or any TZ Canada Subsidiary shall, nor shall it authorize or knowingly permit, directly or indirectly, any officer, trustee, director, employee, investment banker, financial advisor, attorney, broker, finder or other agent, representative or affiliate (each, a “Representative”) of the Trizec Parties, any Trizec Subsidiary, TZ Canada or any TZ Canada Subsidiary to, (x) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Trizec Acquisition Proposal, (y) enter into discussions or negotiate with any Person in furtherance of such inquiries or to obtain a Trizec Acquisition Proposal, or (z) enter into any agreement in principle, contract or agreement (other than a confidentiality agreement entered into in accordance with the provisions of this Section 8.04) with respect to a Trizec Acquisition Proposal. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, at any time prior to the receipt of the Trizec Stockholder Approval, following the receipt by the Trizec Parties or any Trizec Subsidiary of a bona fide written Trizec Acquisition Proposal (that was not solicited, encouraged or facilitated in violation of, or did not otherwise result from a breach of, this Section 8.04(a)), the Trizec Board or the Special Committee may (directly or through Representatives) (i) contact such Person and its advisors solely for the purpose of clarifying the proposal and any material terms thereof and the conditions to and likelihood of consummation, so as to determine whether such proposal ~~is, or is reasonably likely to~~ could lead to~~,~~ a Trizec Superior Proposal and (ii) if (x) the Trizec Board or the Special Committee determines in good faith after consultation with its outside legal and financial advisors that such Trizec Acquisition Proposal is, or is reasonably likely to lead to, a Trizec Superior Proposal and (y) the Trizec Board or the Special Committee determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Trizec Board or the Special Committee may (A) furnish non-public information with respect to the Trizec Parties and the Trizec Subsidiaries to the Person who made such proposal (provided that Trizec (1) has previously furnished or concurrently furnishes such information to Parent and (2) shall furnish such information pursuant to a confidentiality agreement which is at least as favorable to Trizec as the Confidentiality Agreement), (B) participate in negotiations regarding such proposal and (C) following receipt of a Combined Superior Proposal, terminate this Agreement pursuant to, and subject to compliance with, Section 10.01(h).”

•	Section 8.05(a) of the Merger and Arrangement Agreement is amended as follows (new text is underlined and deleted text is stricken through):

“During the term of this Agreement, none of TZ Canada or any TZ Canada Subsidiary shall, nor shall it authorize or knowingly permit, directly or indirectly, any Representative of the Trizec Parties, any Trizec Subsidiary, TZ Canada or any TZ Canada Subsidiary to, (x) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any TZ Canada Acquisition Proposal, (y) enter into discussions or negotiate with any Person in furtherance of such inquiries or to obtain a TZ Canada Acquisition Proposal, or (z) enter into any agreement in principle, contract or agreement (other than a confidentiality agreement entered into in accordance with the provisions of this Section 8.05) with respect to a TZ Canada Acquisition Proposal. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, at any time prior to the receipt of the TZ Canada Shareholder Approval, following the receipt by TZ Canada or any TZ Canada Subsidiary of a bona fide written TZ Canada

Acquisition Proposal (that was not solicited, encouraged or facilitated in violation or did not otherwise result from a breach of, this Section 8.05(a)), the TZ Canada Board may (directly or through Representatives) (i) contact such Person and its advisors solely for the purpose of clarifying the proposal and any material terms thereof and the conditions to and likelihood of consummation, so as to determine whether such proposal ~~is, or is reasonably likely to~~ could lead to~~,~~ a TZ Canada Superior Proposal and (ii) if (x) the TZ Canada Board determines in good faith after consultation with its outside legal and financial advisors that such TZ Canada Acquisition Proposal is, or is reasonably likely to lead to, a TZ Canada Superior Proposal and (y) the TZ Canada Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Canadian Law, the TZ Canada Board may (A) furnish non-public information with respect to TZ Canada and the TZ Canada Subsidiaries to the Person who made such proposal (provided that TZ Canada (1) has previously furnished or concurrently furnishes such information to Parent and (2) shall furnish such information pursuant to a confidentiality agreement which is at least as favorable to TZ Canada as the Confidentiality Agreement), (B) participate in negotiations regarding such proposal and (C) following receipt of a Combined Superior Proposal, terminate this Agreement pursuant to, and subject to compliance with, Section 10.01(h).”

•	Section 10.01(h) of the Merger and Arrangement Agreement is amended to replace the reference to “three (3) Business Days” in clause (ii) to “two (2) Business Days” and “three Business Day period” and “three (3) Business Day period” in clauses (iv) and (v) to “two (2) Business Day period.”

•	The “Trizec Termination Fee” as defined in Section 10.03(c)(i) of the Merger and Arrangement Agreement is amended to reduce the amount thereof from $71,300,000 to $65,100,000.

•	The “TZ Canada Termination Fee” as defined in Section 10.03(c)(iv) of the Merger and Arrangement Agreement is amended to reduce the amount thereof from $43,700,000 to $39,900,000.
AMENDMENTS TO THE CIRCULAR
      In connection with the amendments of the Merger and Arrangement Agreement and the settlement of the lawsuits referred to above by Trizec Properties, Trizec Canada wishes to supplement certain information included in the Circular. The supplemental information is set forth below. New text is underlined and deleted text is stricken through.
      The disclosure under the heading “Summary — Merger and Arrangement Agreement — Restrictions on Solicitation of Competing Transactions” on page 7 of the Circular is revised as follows:

“Trizec Canada has agreed that between June 5, 2006 and the Effective Date and subject to specified exceptions summarized below, Trizec Canada and its subsidiaries will not, nor shall any of them knowingly permit their respective representatives to:

•	initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing non-public information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Trizec Canada Acquisition Proposal;

•	enter into discussions or negotiate with any person in furtherance of those inquiries or to obtain a Trizec Canada Acquisition Proposal; or

•	enter into any agreement in principle, contract or agreement (other than a confidentiality agreement entered into in accordance with the Merger and Arrangement Agreement) relating to a Trizec Canada Acquisition Proposal.

Prior to the approval of the Arrangement by the Trizec Canada Shareholders, following the receipt of an unsolicited bona fide written Trizec Canada Acquisition Proposal, the Trizec Canada Board may contact the person making the proposal and its advisors solely for the purpose of clarifying the proposal and any material terms thereof and the conditions to and likelihood of consummation, to determine whether such Trizec Canada Acquisition Proposal ~~is, or is reasonably likely to~~ could lead to~~,~~ a Trizec Canada Superior Proposal and, if the Trizec Canada Board determines in good faith, after consultation with its outside legal and financial advisors, that such Trizec Canada Acquisition Proposal is, or is reasonably likely to lead to, a Trizec Canada Superior Proposal and determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Canadian law, the Trizec Canada Board may furnish certain non-public information to the person who made such a proposal and participate in negotiations.

Trizec Canada has agreed to promptly notify Parent (but not less than 24 hours after initial receipt) of its receipt of any Trizec Canada Acquisition Proposal. Trizec Canada has also agreed to keep Parent informed on a prompt basis of the status of, and any material developments regarding, any such Trizec Canada Acquisition Proposal. For further information regarding the restrictions on the ability of Trizec Canada to solicit competing transactions, please see the heading “The Merger and Arrangement Agreement — Restrictions on Solicitation of Competing Transactions” in this Circular.”
      The disclosure under the heading “Summary — Merger and Arrangement Agreement — Termination of Merger and Arrangement Agreement” on page 8 of the Circular is revised as follows:

“The Merger and Arrangement Agreement may be terminated and the Mergers and Arrangement may be abandoned at any time prior to the effective time of the Arrangement or the Trizec Properties Merger, even after the stockholders of Trizec Properties have adopted the Merger and Arrangement Agreement and Trizec Canada Shareholders have approved the Arrangement Resolution, by mutual written consent of the parties or upon the occurrence of certain events. Trizec Properties and Trizec Canada have agreed to pay to Parent a termination fee up to a maximum of ~~$115.0 million~~ $105.0 million and to reimburse Parent’s aggregate transaction expenses up to a maximum of $25.0 million if the Merger and Arrangement Agreement is terminated under certain circumstances. For further information regarding the termination of the Merger and Arrangement Agreement and the termination fees and expenses which may be payable in connection therewith, please see the headings “The Merger and Arrangement Agreement — Termination of the Merger and Arrangement Agreement” and “The Merger and Arrangement Agreement — Termination Fee and Expenses” in this Circular.”
      The disclosure in the second paragraph on page 29 of the Circular under the heading “Background to the Arrangement and Mergers” is supplemented as follows:

“During this period, Trizec Properties’ senior management provided the Trizec Properties board with periodic updates at regular board meetings regarding the state of the capital markets in general, the state of the office property market in particular and other factors affecting Trizec Properties’ short-term and long-term business prospects. At these meetings, the Trizec Properties Board discussed the various factors that would materially affect Trizec Properties’ long-term strategic plan, including, but not limited to, possible rises in interest rates that would increase Trizec Properties’ cost of capital, increased competition for acquisitions and the impact of such competition on Trizec Properties’ strategic plan and acquisition costs in the future, and possible lack of suitable and attractive investment opportunities. During this period, Trizec Canada’s senior management provided the Trizec Canada Board with similar periodic updates.”
      The disclosure in the second paragraph under the heading “The Merger and Arrangement Agreement — Restrictions on Solicitation of Competing Transactions” on page 54 of the Circular is revised as follows:

“Prior to the approval of the Arrangement by the Trizec Canada Shareholders, following the receipt of an unsolicited bona fide written Trizec Canada Acquisition Proposal, the Trizec Canada Board may contact the person making the proposal and its advisors solely for the purpose of clarifying the proposal and any material terms thereof and the conditions to and likelihood of consummation, to determine whether such Trizec Canada Acquisition Proposal ~~is, or is reasonably likely to~~ could lead to~~,~~ a Trizec Canada Superior Proposal and, if the Trizec Canada Board determines in good faith, after consultation with its outside legal and financial advisors, that such Trizec Canada Acquisition Proposal is, or is reasonably likely to lead to, a Trizec Canada Superior Proposal and determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Canadian law, the Trizec Canada Board may:

•	furnish non-public information with respect to Trizec Canada and its subsidiaries to the person who made such proposal, provided that such person has entered into a confidentiality agreement with Trizec Canada containing terms that are at least as favorable to Trizec Canada as those contained in the confidentiality agreement entered into with Parent, and the Trizec Canada Board concurrently discloses the same non-public information to Parent if not previously disclosed;

•	participate in negotiations regarding such Trizec Canada Acquisition Proposal; or

•	following receipt of a proposal that constitutes a Combined Superior Proposal, terminate the Merger and Arrangement Agreement to accept such proposal pursuant to the relevant termination provisions described below under the heading “Termination of the Merger and Arrangement Agreement”.”

      The disclosure in the fifth, sixth and seventh bulleted paragraphs on page 59 of the Circular under the heading “The Merger and Arrangement Agreement — Termination of the Merger and Arrangement Agreement” is revised as follows:

“•	Trizec Properties and Trizec Canada have first given Parent at least ~~three~~ two business days notice that they intend to terminate the Merger and Arrangement Agreement (attaching the most current version of the agreement relating to such proposal);

•	during the ~~three~~ two business days following the receipt by Parent of the termination notice, (i) Trizec Properties has offered to negotiate with, and if accepted, has negotiated in good faith with, Parent to make adjustments to the terms and conditions of the Merger and Arrangement Agreement to enable Trizec Properties to proceed with the Trizec Properties Merger, and (ii) the Trizec Properties Board (or special committee thereof) has determined in good faith, after the end of such ~~three~~ two business day period, after considering the results of such negotiations and any amendment to the Merger and Arrangement Agreement entered into, or which Parent has irrevocably covenanted to enter into, that the Trizec Properties Superior Proposal giving rise to such notice continues to be a Trizec Properties Superior Proposal;

•	during the ~~three~~ two business days following the receipt by Parent of the termination notice, (i) Trizec Canada has offered to negotiate with, and if accepted, has negotiated in good faith with, Parent to make adjustments to the terms and conditions of the Merger and Arrangement Agreement to enable Trizec Canada to proceed with the Arrangement, and (ii) the Trizec Canada Board has determined in good faith, after the end of such ~~three~~ two business day period, after considering the results of such negotiations and any amendment to the Merger and Arrangement Agreement entered into, or which Parent has irrevocably covenanted to enter into, that the Trizec Canada Superior Proposal giving rise to such notice continues to be a Trizec Canada Superior Proposal.”
      The disclosure in the first paragraph under the heading “The Merger and Arrangement Agreement — Termination Fee and Expense” on page 59 of the Circular is revised as follows:

“Trizec Properties and Trizec Canada have agreed to pay to Parent a termination fee and to reimburse Parent’s aggregate transaction expenses up to a maximum of $25.0 million if the Merger and Arrangement Agreement is terminated under certain circumstances. Under the Merger and Arrangement Agreement, there are three alternative termination fees: (i) the “Trizec Properties Termination Fee”, which is equal to ~~$71.3 million~~ $65.1 million, (ii) the “Trizec Canada Termination Fee”, which is equal to ~~$43.7 million~~ $39.9 million and (iii) the “Full Termination Fee” which is the sum of the Trizec Properties Termination Fee and the Trizec Canada Termination Fee, or ~~$115.0 million~~ $105.0 million.”
ADDITIONAL INFORMATION
      All information in this Information Supplement is given as at August 31, 2006 unless otherwise indicated. All information relating to Trizec Properties contained in this Information Supplement has been provided to Trizec Canada by Trizec Properties. The Trizec Canada Board has relied upon this information without having made independent inquiries as to the accuracy or completeness thereof; however, it has no reason to believe that such information is misleading or inaccurate.
      Any comparative interim consolidated financial statements, comparative annual consolidated financial statements, material change reports (excluding confidential reports) or information circulars which are subsequently filed by Trizec Canada with the various securities commissions or similar authorities in Canada after the date of this Information Supplement and prior to the date of the Meeting will be deemed to be incorporated by reference into the Circular. Any report filed by Trizec Canada or Trizec Properties with the SEC after the date of this Information Supplement will be deemed to be incorporated by reference into the Circular if and to the extent provided in such document. Electronic copies of such documents can be accessed from Trizec Canada’s website at www.trizeccanada.com or www.sedar.com or www.sec.gov; additionally, any Trizec Canada Shareholder may request that a paper copy of such documents be mailed to it, without charge, by contacting the Corporate Secretary, Trizec Canada Inc., BCE Place, 181 Bay Street, Suite 3820, Box 800, Toronto, Ontario M5J 2T3, at any time prior to the date of the Meeting.

      Any statement contained in this Information Supplement will be deemed to be modified or superseded, for purposes of the Circular and this Information Supplement, to the extent that a statement contained in any other subsequently filed document which is or is deemed to be incorporated by reference in the Circular or this Information Supplement modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
      No person is authorized to give any information or make any representation not contained or incorporated by reference in this Information Supplement or the Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Information Supplement does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Information Supplement nor any distribution referred to herein or in the Circular will, under any circumstances, create an implication that there has been no change in the information set forth in this Information Supplement or in the Circular since their respective dates.
      Additional copies of this Information Supplement, the Circular or the Letter of Transmittal may be obtained by contacting Trizec Canada at the particulars noted above or by contacting the Transfer Agent and Depositary, CIBC Mellon Trust Company, by mail at P.O. Box Adelaide Street Postal Station, Toronto, Ontario M5C 2K4 or delivery at 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario M5L 1G9, by e-mail at inquiries@cibcmellon.com or by telephone toll free at 1-800-387-0825 (or in the Toronto area at (416) 643-5500), at any time prior to the date of the Meeting.
DIRECTORS’ APPROVAL
      The contents of this Information Supplement and the sending thereof to the Trizec Canada Shareholders have been approved by the Trizec Canada Board.
Toronto, Ontario, August 31, 2006
By Order of the Board of Directors
Colin J. Chapin
Senior Vice President, Chief Financial Officer
and Corporate Secretary